SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

INSIGNIA FINANCIAL GROUP, INC.
__________________________________

(Name of Issuer)

Shares of Common Stock, par value $0.001 per share
____________________________________________________

(Title of Class of Securities)

45767A105
____________________________________________________

(CUSIP NUMBER)

Greenlight Capital, L.L.C.
420 Lexington Avenue
Suite 1740
New York, New York 10170
Tel. No.: (212) 973-1900
_____________________________________________________

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

October 12, 2000
_____________________________________________________

(Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐ .

CUSIP No. 45767A105	13D/A

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Greenlight Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,573,400
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,573,400
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,573,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14		TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 45767A105	13D/A

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS David Einhorn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,573,400
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,573,400
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,573,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 45767A105	13D/A

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jeffrey A. Keswin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,573,400
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,573,400
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,573,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

Amendment No. 1 to Schedule 13D

          Schedule 13D (the "Schedule 13D") filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight"), and Mr. David Einhorn and Mr. Jeffrey A. Keswin, the principals of Greenlight, relating to shares of Common Stock of Insignia Financial Group, Inc. (the "Issuer") purchased by Greenlight for the account of (i) Greenlight Capital, L.P. ("Greenlight Fund"), of which Greenlight is the general partner, (ii) Greenlight Capital Offshore, Ltd. ("Greenlight Offshore"), for whom Greenlight acts as investment advisor, and (iii) Greenlight Capital Qualified, L.P. ("Greenlight Qualified"), of which Greenlight is the general partner, is hereby amended as follows.

Item 3.      Source and Amount of Funds

          The response to Item 3 is hereby amended and replaced by the following:

          As of October 26, 2000, Greenlight had invested (i) $691,728.90 through Greenlight Fund, (ii) $1,100,813.69 through Greenlight Qualified, and (iii) $1,275,848.53 through Greenlight Offshore. The above amounts include any commissions incurred in making the investments. The source of these funds was the working capital of each of Greenlight Fund, Greenlight Offshore and Greenlight Qualified, as the case may be.

Item 5.      Interest in Securities of the Issuer

          The responses to Item 5(a) and (c) are hereby amended and replaced by the following:

          (a) As of October 26, 2000, Greenlight, Mr. Einhorn and Mr. Keswin beneficially own 1,573,400 shares of Common Stock of the Issuer, which represents 7.4% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) 1,573,400 shares of Common Stock owned by Greenlight Fund, Greenlight Offshore and Greenlight Qualified, by (ii) 21,299,182 shares of Common Stock outstanding as of August 1, 2000 based upon the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2000. The 1,573,400 shares described above are beneficially owned by Greenlight, Mr. Einhorn and Mr. Keswin for the account of Greenlight Fund, Greenlight Offshore or Greenlight Qualified, as the case may be.

          (c) The transactions in the Issuer's securities by Greenlight during the last sixty days are listed as Annex A attached hereto and made a part hereof.

Item 7.       Material to be Filed as Exhibits

Exhibit 1     Joint Filing Agreement dated September 25, 2000 between Greenlight,
                      Mr. Einhorn and Mr. Keswin.

ANNEX A

Transaction Date	Buy/Sell	Quantity (shares)	Price per Share ($)
9/25/00	Buy	10,300	10.06
9/28/00	Buy	2,100	10.06
9/29/00	Buy	2,800	10.06
10/4/00	Buy	9,400	10.06
10/5/00	Buy	33,500	10.06
10/6/00	Buy	50,000	10.06
10/9/00	Buy	18,100	9.935
10/10/00	Buy	29,600	9.9156
10/11/00	Buy	50,200	9.8098
10/12/00	Buy	8,300	9.81
10/16/00	Buy	11,200	9.81
10/17/00	Buy	12,700	9.7475
10/18/00	Buy	13,700	9.7475
10/19/00	Buy	5,100	9.7475
10/20/00	Buy	6,100	9.7475
10/24/00	Buy	7,500	9.7475
10/25/00	Buy	39,500	9.6787
10/26/00	Buy	200	9.56

Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:           October 26, 2000

GREENLIGHT CAPITAL, L.L.C.
By:/S/ JEFFREY A. KESWIN_______________ Jeffrey A. Keswin, Managing Member
/S/ DAVID EINHORN________________________ David Einhorn
/S/ JEFFREY A. KESWIN_____________________ Jeffrey A. Keswin

013026.0000 Dallas 406774 v.1